UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to                                 .

Commission File Number 001-06605

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EQUIFAX INC. 401(k) PLAN

(formerly the Equifax Inc. Employees 401(k) Retirement and Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EQUIFAX INC.

1550 Peachtree Street, N.W.

Atlanta, Georgia 30309

EQUIFAX INC.

401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

and

SUPPLEMENTAL SCHEDULE

with

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2020 consists of the audited financial statements of the Equifax Inc. 401(k) Plan (the “Plan”) for the years ended December 31, 2020 and 2019, and the related schedule thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and, in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions.

Table of Contents

FINANCIAL STATEMENTS AND EXHIBITS

Report of Independent Registered Public Accounting Firm	Page 1

(a) FINANCIAL STATEMENTS

Financial Statements as of and for the Years Ended December 31, 2020 and 2019

Statements of Net Assets Available for Benefits	Page 2

Statement of Changes in Net Assets Available for Benefits	Page 3

Notes to Financial Statements	Page 4

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2020	Page 10

Signature

(b) EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Equifax Inc. Group Plans Administrative Committee

Equifax Inc. 401(k) Plan

Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Equifax Inc. 401(k) Plan (the “Plan”) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements and schedules (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2004.

/s/ Smith & Howard

Atlanta, GA

June 23, 2021

EQUIFAX INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2020 AND 2019

	2020	2019

Investments, at fair value	$1,141,859,362	$942,695,458

Notes receivable from participants	13,020,425	13,612,734

Contributions receivable:
Employer contributions	31,203,662	26,509,952
Other receivable	—	21,639

Total Contributions Receivable	31,203,662	26,531,591

Net assets available for benefits	$1,186,083,449	$982,839,783

The accompanying notes are an integral part of these financial statements.

EQUIFAX INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2020

Additions:
Contributions:
Employer	$31,203,662
Participant	58,113,580
Rollovers	10,993,066

100,310,308

Investment income:
Interest and dividends	28,893,819
Net appreciation in fair value of investments	173,358,954

202,252,773

Interest income on notes receivable from participants	739,622

Total additions	303,302,703

Deductions:
Administrative and other expenses	(909,659)

Benefits paid to participants	(99,149,378)

Total deductions	(100,059,037)

Increase in net assets available for benefits	203,243,666

Net assets available for benefits:
Beginning of year	982,839,783

End of year	$1,186,083,449

The accompanying notes are an integral part of these financial statements.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following brief description of the Equifax Inc. 401(k) Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document, summary plan description and other materials distributed to Plan participants for a complete description of the Plan’s provisions. In case of any discrepancy between the summary plan document and the Plan document, the Plan document will govern.

The Plan is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. All U.S. salaried and hourly employees of the participating companies of Equifax Inc. and its subsidiaries (“Equifax” or the “Company”) are eligible to participate in the Plan immediately upon employment. The Plan was amended and restated, effective as of January 1, 2016 and has subsequently been amended.

Contributions

Each participant may make contributions from 1% to 30% of his/her eligible compensation (base salary only for highly compensated employees) through payroll deductions on a pre-tax, Roth after-tax and/or traditional after-tax basis, subject to certain limits. A newly-hired employee is automatically enrolled in the Plan at a 3% pre-tax contribution level, unless the employee elects otherwise.

Newly-hired employees who do not opt out of automatic Plan enrollment are also enrolled in an automatic contribution increase program, which provides for a 1% increase in the contribution percentage on an annual basis, unless and until the participant affirmatively opts out of the program or attains a 10% contribution percentage.

In addition, participants who are eligible to make contributions under the Plan and who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined, subject to certain limits. These contributions are not eligible for Company matching contributions.

The Company matches 100% of the first 5% of eligible compensation contributed by the employee unless the employee is eligible to participate in a supplemental retirement plan of Equifax Inc. If the employee is participating in a supplemental retirement plan of Equifax Inc., the Company match is 50% on the first 6% of eligible compensation contributed by the employee.

Prior to January 1, 2019, there was a direct contribution by the Company for employees, except for those who participated in a supplemental retirement plan of Equifax Inc. The direct contribution ranged from 1.5% to 4% of eligible compensation based upon the employee’s credited years of service with the Company.

Participant contributions, matching contributions and direct contributions are invested according to participant investment elections. If no investment elections are made by the participant, contributions are invested into the FIAM Target Date funds based on the age of the affected participant. Matching of traditional after-tax contributions is net of any in-service after-tax withdrawals, without regard to roll-over contributions, either deposited or withdrawn. Contributions to a participant’s account for a Plan year cannot exceed certain Internal Revenue Service (“IRS”) limits. A participant must be actively employed or on an approved leave of absence by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to attainment of age 65, retirement, disability or death.

Vesting

For employees hired prior to January 1, 2019, all Company match and employee contributions (and earnings thereon) are at all times fully vested. For employees hired on or after January 1, 2019, the Company match is subject to a one-year vesting schedule based on years of service. The direct contribution is subject to a three-year cliff vesting schedule based on years of service.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Administration

The trustee of the Plan is Fidelity Management Trust Company (the “Trustee” or “Fidelity”). Fidelity Workplace Services LLC performs participant record keeping and other administrative duties for the Plan. The Equifax Inc. Group Plans Administrative Committee (“GPAC”) is comprised of employees of Equifax Inc. appointed by the Compensation, Human Resources and Management Succession Committee of the Company’s Board of Directors and has responsibility for Plan administration and the management of Plan assets. The GPAC has delegated certain responsibilities for the management of Plan assets to the Equifax Inc. Investment Committee.

Investment Options

Participants may direct their individual and Company contributions in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly-traded mutual funds, including various mutual funds managed by Fidelity or a Fidelity affiliate as well as common/collective trust funds. In the past, the participants could invest their contributions in Equifax Inc. common stock. On September 25, 2017, new investments into the Equifax Inc. common stock fund were suspended.

Benefits

Prior to a participant attaining age 59 1⁄2, in-service withdrawals from the pre-tax and Roth contribution portion of a participant’s account are permitted only on the basis of financial hardship. Once participants attain age 59 1⁄2, they may withdraw up to 100% of their vested account in one or more withdrawals. Once a participant’s employment with the Company ceases due to termination of employment, retirement, death or a participant’s total disability, the participant can elect a distribution of 100% of the participant’s vested account balance. This lump-sum distribution is payable in cash.

If a participant’s account balance is less than $1,000 upon retirement or termination, a distribution of the participant’s account will be made automatically.

The after-tax portion of a participant’s account balance is available for withdrawal at any time.

Participant Accounts

Individual accounts are maintained for each Plan participant to reflect the participant’s share of the Plan’s net earnings or losses, Company contributions, and the participant’s contributions. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations of earnings or losses are based on the investments in the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

The Plan permits loans to be made to participants, which are secured by balances in the participant’s account. Participants are permitted to have two loans outstanding at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant’s account balance but not exceeding $50,000 in the aggregate. Loans are generally repaid through payroll deductions with a five-year maximum limit, except for loans for purchases of a principal residence which may have terms up to 15 years. Interest rates are set at the date of the loan at the prime rate plus 1% on the last day of the calendar quarter prior to the date the loan is taken out. Interest rates range from 4.25% to 10.25% for notes outstanding at December 31, 2020. Loan fees for setup and maintenance are paid by the participant.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and otherwise amend or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants’ accounts will become fully vested and non-forfeitable on the termination date and the accounts will be distributed to participants as soon as administratively feasible as required by ERISA.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting. The Plan follows accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income (Loss) Recognition

The Plan’s investments in mutual funds, common stock and some common/collective trust funds are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant’s loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments made to participants are recorded when paid.

Use of Estimates and Assumptions

The accompanying financial statements are prepared in conformity with GAAP and require the Plan’s management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting period. Significant judgment is required in making these estimates and assumptions and is based on the best available information. Actual results could be materially different from those estimates and assumptions.

Recent Accounting Pronouncements

The Plan adopted Accounting Standards Update 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, during 2020. The adoption of this standard did not impact the financial statements or disclosures.

Administrative Expenses

In general, all expenses for the administration of the Plan are paid by the Plan. The expenses for administration include the fees and expenses of the Plan’s recordkeepers and Trustee.

Revenue Sharing

Effective October 1, 2013, the Plan was amended to provide that revenue sharing earned in connection with Plan investments that exceeds recordkeeping fees will be returned to the Plan on a quarterly basis and placed in an “ERISA Account.” The ERISA Account is invested in the Fidelity Retirement Government Money Market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits. The balance of the ERISA Account was $208,692 and $214,715 as of December 31, 2020 and 2019, respectively. The Plan allows for any excess in the ERISA Account, as determined by the GPAC, to be allocated to eligible participant accounts pro rata in proportion to their applicable account balances. No funds from the ERISA Account were allocated to participant accounts in 2020. An allocation of $192,692 from the ERISA Account was allocated to participant accounts on May 3, 2021.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Coronavirus Aid, Relief, and Economic Security Act

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was passed by the U.S. Senate on March 26, 2020. Section 2202 of the CARES Act permits eligible Plan participants to request penalty-free distributions of up to $100,000, increase the available loan amount to the lesser of $100,000 or 100% of the participant’s vested account and extend the period for loan repayment for up to one year for qualifying coronavirus-related reasons. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to a lack of childcare due to COVID-19. The Plan adopted the CARES Act distribution option in the Plan beginning in April of 2020.

Subsequent Events

Subsequent events have been evaluated through the date of the independent registered public accounting firm’s report.

NOTE 3 - FAIR VALUE MEASUREMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs in which little or no market data exists (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual Funds

Mutual funds represent investments with various investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (“NAV”) as of December 31, 2020 and 2019. It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

Common/Collective Trust Funds

Common/Collective Trust Funds are valued at the NAV based on the last reported sales price of the underlying investments held. The Plan’s interest in the collective trusts is based on information reported by the investment advisor using the audited financial statements of the collective trusts. The investment income is allocated to participants based on their proportionate share of the net assets of the fund.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Equifax Inc. Common Stock

Equifax Inc. common stock is valued at the quoted market prices as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

The tables below represent fair value measurement hierarchy of the Plan investment assets at fair value as of December 31:

	2020
	Level 1	Level 2	Level 3	NAV	Total
Investments Measured at Fair Value:

Mutual Funds	$718,468,778	$—	$—	$—	$718,468,778

Company Common Stock	61,495,929	—	—	—	61,495,929

Common/Collective Trust Funds	—	338,221,181	—	23,673,474	361,894,655

Total	$779,964,707	$338,221,181	$—	$23,673,474	$1,141,859,362

	2019
	Level 1	Level 2	Level 3	NAV	Total
Investments Measured at Fair Value:

Mutual Funds	$589,124,706	$—	$—	$—	$589,124,706

Company Common Stock	51,347,755	—	—	—	51,347,755

Common/Collective Trust Funds	—	287,355,318	—	14,867,679	302,222,997

Total	$640,472,461	$287,355,318	$—	$14,867,679	$942,695,458

NOTE 4 - SIGNIFICANT INVESTMENTS

The fair value of individual investments that represent 10% or more of the Plan’s total investments as of December 31 are as follows:

	2020	2019

Fidelity 500 Index Inst	$182,370,963	$159,384,498

MSIF Growth Inst*	$136,711,839	$65,776,111

*	The MSIF Growth Inst fund did not represent 10% or more of the Plan’s total investments at December 31, 2019.

Additional information concerning the above listed investment is contained in the prospectuses and financial statements of the funds.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options which include investments in any combination of equities, fixed income securities, money market funds and guaranteed investment contracts. Investment securities are exposed to various risks, such

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 6 - FEDERAL INCOME TAX STATUS

The Plan received an updated determination letter from the IRS dated August 29, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from federal taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with IRS rules to maintain its qualification. The Plan sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be exempt from federal income taxes.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These parties include investment advisory, managed account, legal, and accounting services.

The Plan held 318,873 and 366,432 shares of Equifax Inc. common stock at December 31, 2020 and 2019, respectively, with a fair value of $61,495,929 and $51,347,755, respectively. Dividends received by the Plan include dividends paid by Equifax Inc. Transactions related to Equifax Inc. common stock may be party-in-interest transactions since Equifax Inc. is the Plan sponsor, but there is generally an exemption for any such transactions.

The Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

The Plan offers investments in mutual funds and common/collective trust funds issued by affiliates of the Trustee. These Fidelity affiliates receive investment management fees related to these mutual funds and common/collective trust funds prior to any fund and/or trust being allocated investment earnings or losses.

EQUIFAX INC. 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2020

SUPPLEMENTAL SCHEDULE

EMPLOYER IDENTIFICATION NUMBER: 58-0401110

PLAN NUMBER: 003

FORM: 5500

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	Mutual Funds
	DFA	Emrg Mkt Core GQ	N/A	$19,401,833
	Wasatch	Core GR Inst	N/A	16,392,497
	ABF	International Equity PA	N/A	6,107,577
	Morgan Stanley Instl	Growth I	N/A	136,711,839
	Vanguard	Midcap Growth Inv	N/A	29,775,856
	Baird	Core Plus Onst	N/A	34,062,108
	MFS	Value R4	N/A	26,311,619
*	Fidelity	Small Cap IDX Ins	N/A	34,177,486
*	Fidelity	Real Estate Inv	N/A	6,351,288
	JP Morgan	Midcap value	N/A	29,606,795
*	Fidelity	Low-Priced Stock K	N/A	24,785,448
*	Fidelity	Diversified International K	N/A	24,857,655
*	Fidelity	500 Index Inst	N/A	182,370,963
*	Fidelity	International Index	N/A	54,983,434
*	Fidelity	US Bond Index	N/A	63,181,113

*	Fidelity	FIMM Govt Inst	N/A	29,391,267
	Collective Trust Funds
*	Fidelity	FIAM TD 2010 POOL R	N/A	4,103,768
*	Fidelity	FIAM TD 2015 POOL R	N/A	4,112,791
*	Fidelity	FIAM TD 2020 POOL R	N/A	32,378,875
*	Fidelity	FIAM TD 2025 POOL R	N/A	17,949,510
*	Fidelity	FIAM TD 2030 POOL R	N/A	84,305,714
*	Fidelity	FIAM TD 2035 POOL R	N/A	28,122,862
*	Fidelity	FIAM TD 2040 POOL R	N/A	73,458,861
*	Fidelity	FIAM TD 2045 POOL R	N/A	26,424,485
*	Fidelity	FIAM TD 2050 POOL R	N/A	47,065,206
*	Fidelity	FIAM TD 2055 POOL R	N/A	11,206,310
*	Fidelity	FIAM TD 2060 POOL R	N/A	5,214,621
*	Fidelity	FIAM TD 2065 POOL R	N/A	113,686
*	Fidelity	FIAM TD Inc. R	N/A	3,764,492
*	Fidelity	Managed Income Portfolio	N/A	23,673,474
	Common Stock
*	Equifax	Employer Stock	N/A	61,495,929

				1,141,859,362
*	Participants	Notes Receivable with variable maturities and interest rates from 4.25% to 10.25%	N/A	13,020,425

Total Investments Held at End of Year				$1,154,879,787

*	Party-in-interest to the Plan as defined by ERISA.

Note: Cost information has not been included in Column (d) because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Equifax Inc. Group Plans Administrative Committee, administrator of the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

EQUIFAX INC. 401(k) PLAN

	By:	Group Plans Administrative Committee

Date: June 23, 2021	By:	/s/ Ronald Walker
Ronald Walker
Senior Vice President – Human Resources Operations